Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2005

The following Management Discussion and Analysis (“MD&A”) of EuroZinc Mining Corporation (“EuroZinc” or the “Company”) has been prepared as of November 1, 2005 and was restated as at November 10, 2005, and amended as at February 7, 2006, as discussed below. This MD&A is intended to supplement and complement the accompanying restated, unaudited interim consolidated financial statements and notes for the three month and nine month periods ended September 30, 2005, which are included in the Quarterly Report. This MD&A should also be read in conjunction with the restated, audited consolidated financial statement and related MD&A for the year ended December 31, 2004. Please also refer to the cautionary statement of forward-looking information at the end of the MD&A. Additional information relating to the Company is available on the SEDAR website at www.sedar.com. All financial information contained in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and all dollar amounts, including comparatives, are expressed in US dollars unless otherwise noted.

AMENDMENTS

As a result of the review by the Company of the restated management’s discussion and analysis of the Company for the financial year ended December 31, 2004 and for the three and nine months ended September 30, 2005 and 2004 (the “Restated MD&A”), the following revised disclosure is being provided to reconcile certain matters in the Restated MD&A.  The revised financial data set forth below should be read in conjunction with the Company’s restated audited consolidated financial statements and related notes for the financial year ended December 31, 2004 and the restated unaudited interim consolidated financial statements and related notes for the three and nine months ended September 30, 2005 and the Restated MD&A.

Revisions of Selected Financial Information (Restated MD&A – September 30, 2005)

Description	Page reference	Previous Disclosure	Revised Disclosure
Operating cash flow increase	Page 7	$15.1 million increase in operating cash flow	Operating Cash Flow excludes non-cash working capital items
Repayment of debt obligations in quarter	Page 7	$23.2 million	$22.6 million
Operating Profit – Q4 2004 (see Note)	Page 6	$26,552 (thousands)	$27,715 (thousands)
Operating Profit – Q3 2004 (see Note)	Page 6	$26,932 (thousands)	$25,933 (thousands)
Operating Profit – Q2 2004 (see Note)	Page 6	$2,833 (thousands)	$2,686 (thousands)
Operating Profit – Q1 2004 (see Note)	Page 6	Nil	$(17) (thousands)

Note

- Net income unchanged, revisions resulted from re-classifications in the income statement;

-

These revisions also apply to the December 31, 2004 MD&A

Revisions of Selected Financial Information (Restated MD&A – December 31, 2004)

Description	Page reference	Previous Disclosure	Revised Disclosure
Schedule of Debt	Page 7	Five Year Bonds - $35.0 million	Five Year Bonds - $36.8 million
Fourth Quarter Results	Page 6	Depreciation & amortization expense - $8.5 million	Depreciation & amortization expense - $8.2 million
Fourth Quarter Results	Page 6	Q4 Net Income - $5 million	Q4 Net Income -$3.2 million
Fourth Quarter Results	Page 6	Q3 Net income - $11.7 million	Q3 Net Income - $11.3 million
Liquidity and Capital Resources	Page 6	Long Term Debt - $122.3 million	Long Term Debt - $119.3 million
Liquidity and Capital Resources	Page 1 & 7	Price participation payment - $10 million	Price participation payment - $10.5 million
Liquidity and Capital Resources	Page 7	Options/warrants Proceeds - $5.8 million	Options/warrants Proceeds - $5.4 million
Liquidity and Capital Resources	Page 7	Total debt and equity financings - $214.3 million	Total debt and equity financings - $212.1 million

During the third quarter ended September 30, 2005, the Company undertook a detailed review of the tax consequences resulting from the reorganization of its international subsidiaries and determined that the Portuguese income tax rate used in the calculation of future income taxes was incorrect.  During this review the Company determined that an enacted change in the Portuguese income tax rate in 2004 reduced the rate from 27.5 percent to 22.0 percent, effective January 1, 2005, for certain regions, including the region where the Company conducts its mine operations.  As a result, the Company has restated its consolidated financial statements to give effect the reduced income tax rate it had on royalties, current and future income taxes.

The following table summarizes the impact of the restatement of the Company’s third quarter unaudited interim consolidated financial statements:

	As Previously Reported	Increase (Decrease)	Restated

Consolidated statements of operations
Income before taxes	$ 34,566	$ (69)	$ 34,497
Current income taxes	(8,095)	(121)	(8,216)
Future income taxes	(645)	(339)	(984)
Net income for the period	$ 25,826	$ (529)	$ 25,297

EuroZinc is a Canadian mining company that owns and operates the Neves-Corvo copper mine and Aljustrel zinc mine in southern Portugal.  Both mines are poly-metallic deposits containing, among other metals, copper, zinc, lead, silver and indium and are located within 40 kilometers of one another. The Neves-Corvo mine has been a significant copper producer since 1989 and work is underway to add zinc production to its revenue stream commencing mid 2006. The Aljustrel mine is currently on care and maintenance, pending a decision to place the mine into production. The decision is based on establishing satisfactory agreements with the labour union and government on some outstanding key issues.

The following discussions and comparatives are for the current quarter and the comparative quarter 2004 only. The nine months ended September 30, 2005 is not comparable to 2004 as the Company’s Neves-Corvo mine was acquired on June 18, 2004 and the 2004 results only include three months and twelve days of operations for the first nine months of 2004.

Highlights for the third quarter 2005

Net revenue of $75.2 million in the quarter and $197.4 million in the first nine months  of 2005;

Cash flow from operations, before changes to non-cash working capital items, of $35.4 million or $0.07 (Cdn$0.08) per share in the quarter and $86.9 million or $0.17 (Cdn$0.20) per share in the first nine months of 2005;

Net earnings of $25.3 million or $0.05 (Cdn$0.06) per share in the quarter and $60.5 million or $0.12 (Cdn$0.14) per share for  the first nine months of 2005;

Milled 521,885 tonnes of ore during the quarter with an average head grade of 4.8% and an average plant recovery rate of 89.37%;

Produced 22,127 tonnes (48.7 million pounds) of contained copper in concentrate during the quarter and sold 23,433 tonnes (51.5 million pounds) at an average realized price of $1.73 per pound;

Cash cost of $0.78 per pound of payable copper in the quarter and $0.77 per pound of payable copper for the first nine months of 2005;

Signed drilling contract for 10,000 metres of exploration drilling;

Repaid the $21.5 million balance of the $48 million price participation loan;

Applied for three additional exploration concessions on the Iberian Pyrite Belt in Portugal;

Started retrofitting of the tin plant to process 350,000 tonnes of zinc ore annually and initiated a study to increase the capacity to 650,000 tonnes.

Financial Highlights

Net earnings in the quarter were $25.3 million or $0.05 (Cdn$0.06) per share compared to $11.3 million or $0.02 (Cdn$0.03) per share for the comparable period in 2004. Increased earnings were primarily due to strong copper prices and an 11 percent increase in sales. Cash flow from operating activities, before changes in non-cash working capital, was $35.4 million or $0.07 (Cdn$0.08) per share for the quarter compared to $20.3 million or $0.04 (Cdn$0.06) per share for the comparable period in 2004.

During the quarter the Company repaid the $21.5 million balance of the $48 million price participation loan. This loan was drawn in January 2005 with an 18 month term of repayment, but was fully retired on August 26, 2005.

The realized copper price, including quotational period adjustments and hedging costs, averaged $1.73 per pound on 51.5 million pounds of copper sold in the quarter compared to $1.38 per pound on 43.5 million pounds of copper sold for the comparable quarter in 2004. During these periods the LME average copper prices per pound were $1.70 and $1.29 respectively.

The Company will file restated 2004 year-end audited financial statements, as well as first and second quarter 2005 interim financial statements by the end of next week. The restatement was required as a result of the government of Portugal’s approval of the reduction of the corporate tax rate from 27.5% to 22%, effective January 1, 2005. The impact on the 2004 year-end statements was a $1.8 million decrease in the previously reported earnings with a corresponding reduction in the future income tax asset. This does not change the reported 2004 cash flow. The impact on the 2005 first and second quarter consolidated financial statements was a combined $2.8 million increase in earnings due to lower current income taxes and drawdown of future income taxes.  Diluted earnings per share increased to $0.07 from $0.06 as a result of these adjustments.

Selected Operating and Financial Data

The following quarterly and year to date information is prepared in accordance with Canadian GAAP and denominated in US dollars, unless otherwise noted.

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
Milled (tonnes)	521,885	449,477	1,548,023	549,077
Average head grade	4.8%	5.6%	5.0%	5.3%
Average plant recovery	89.37%	88.35%	88.07%	88.35%
Concentrate produced (tonnes)	90,715	88,545	275,333	105,102
Average copper concentrate grade	24.38%	23.75%	24.37%	23.75%
Copper contained in concentrate	22,127	21,029	68,572	24,962
Copper sold (000's of Ibs)	51,467	43,518	155,617	55,259
LME average copper prices	$ 1.70	$ 1.29	$ 1.48	$ 1.27
Realized copper price per pound sold (1)	$ 1.73	$ 1.38	$ 1.52	$ 1.34
Cash cost per pound sold	$ 0.78	$ 0.79	$ 0.77	$ 0.68
Cash cost per tonne milled	€ 34.53	€ 37.38	€ 34.20	€ 34.60
Net revenue ($000's) (2)	75,212	60,572	197,391	66,108
Net earnings for the period ($000's)	25,297	11,322	60,536	12,449

Earnings per share
- Basic (CDN$)	0.06	0.03	0.14	0.04
- Basic (US$)	0.05	0.02	0.12	0.03
- Diluted (CDN$)	0.06	0.03	0.14	0.04
- Diluted (US$)	0.05	0.02	0.11	0.03

Cash flow from operations before changes in non-cash working capital items ($000's)	35,443	20,325	86,914	22,460

Cash flow from operations per common share (US$) - basic	0.07	0.04	0.17	0.06
Cash flow from operations per common share (CDN$) - basic	0.08	0.06	0.20	0.08

		September 30	December 31
Financial Position - as at		2005		2004
Cash and cash equivalent ($000's)		$ 6,016	$ 29,245
Total assets		428,741	419,859
Long-term debt ($000's)		40,839	103,939
Shareholders' equity ($000's)		196,785	137,246
Working capital (deficit)		$ (5,344)	$ 5,783

(1)

Average realized copper price per pound sold includes quotational period adjustments and hedging costs.

(2)

Net revenue is total revenue net of freight, insurance, smelter charges and hedging costs.

Production from the Neves-Corvo mine was 22,127 tonnes of contained copper from 521,885 tonnes of ore processed during the quarter compared to 21,029 tonnes of contained copper produced from 449,777 tonnes of ore processed for the comparable quarter in 2004. The head grade was 4.8% in the quarter (year-to-date – 5.0%) compared to 5.6% in the comparable quarter in 2004 (year-to-date – 5.3%).  Lower head grade in the quarter was due to a temporary shortage of high-grade ore from the C-29 mining area. Ground conditioning activities were conducted during the months of July and August and the area was put back into production during September. Production at the Neves-Corvo mine is on target to process 2 million tonnes of ore for the year and 200 million pounds of contained copper in the concentrate.

Ore mined for the quarter was 549,000 tonnes or 28 percent greater than the 428,000 tonnes mined in the comparable quarter in 2004.

As at September 30, 2005 the copper concentrate inventory was 8,432 tonnes as compared to 17,500 tonnes at the end of the third quarter 2004.

Net Revenue

Net revenue for the quarter totaled $75.2 million on sales of 51.5 million pounds of copper compared to $60.6 million for the comparable quarter in 2004 on sales of 43.5 million pounds of copper. Higher revenue was a result of a 25 percent increase in the realized copper price and an 18 percent increase in the copper sold in the quarter.

Operating Costs

Operating costs were $28.9 million in the quarter compared to $29.5 million for the comparable quarter in 2004. The cash cost per pound of copper sold includes all mine site cash costs, smelter and treatment charges, ocean freight and other marketing costs, net of by-product credits and was $0.78 per pound in the quarter compared to $0.79 per pound for the comparable quarter in 2004.  See non-GAAP reconciliation of the total cost per pound of payable copper.

Depreciation, Amortization and Depletion

Depreciation, amortization and depletion expense was $7.1 million in the third quarter 2005 compared to $4.4 million for the comparable quarter in 2004. Higher charge during the quarter was the result of the acceleration of depreciation of all mine assets to the year 2022 based on the present life of mine plan. The life of mine plan is reviewed annually and is dependent on the economic factors at the time, which in part determine the reserves and resources of the plan. The conversion of resources to reserves at Neves-Corvo has been 90 percent over the mine life to date and management believes there is no reason that this ratio will not continue. Changes in the commodity prices, the addition of new ore deposits and the conversion of resources to reserves may increase the life of the mine in the future. The Company has accelerated its development and exploration activities at the mine.

General and Administrative Expenses

General and administrative expenses were $2.5 million in the third quarter 2005 compared to $1.6 million for the comparable quarter in 2004.  Higher costs in the current quarter were primarily due to corporate one-time compensation costs and higher travel costs.

Unrealized Gain/Loss on Derivative Instruments

The unrealized gain/loss on derivative instruments is comprised of mark-to-market valuations of the Company’s open foreign exchange and copper hedging positions. An unrealized mark-to-market gain of $1.7 million was recognized in the quarter compared to a $4.6 million loss for the comparable quarter in 2004. The 2005 gain results from a favorable adjustment to the Euro/US dollar hedges while the 2004 loss was due to the copper hedges required by the lenders.

Summary of Quarterly Results

(In thousands of US dollars, except for per share amounts)

	2005			2004				2003
	Q3	* Q2	* Q1	* Q4	* Q3	* Q2	* Q1	Q4
	(restated)	(restated)	(restated)	(restated)
Revenues	$ 75,212	$ 58,767	$ 63,412	$ 54,445	$ 60,572	$ 5,536	$	$
Operating profit	38,430	24,151	29,028	27,715	25,933	2,686	(17)
Net income (loss)	25,297	16,262	18,977	3,233	11,322	1,414	(287)	(1,055)
Earnings (loss) per share - basic and diluted	$ 0.05	$ 0.03	$ 0.04	$ 0.01	$ 0.02	$	$	$ (0.01)

* Note-

The first and second quarters of 2005 will be restated and re-filed as a result of the change in the taxation rate in Portugal;

-

Operating profit in all quarters in 2004 has been amended as noted in table under “Amendments”.

NON-GAAP PERFORMANCE MEASURES

EuroZinc has included the total cash cost per pound of copper data because it understands that certain investors use this information to assess the Company’s performance. The inclusion of the cash cost per pound statistics enables investors to better understand year-on-year changes in production costs, which in turn affect profitability and the ability to generate operating cash flow for use in investing and other activities. Beginning in the second quarter, EuroZinc amended its reporting of cash cost per pound of copper in accordance with the Brook Hunt standard of calculating total cash cost. Adoption of this standard is voluntary, but EuroZinc understands that many companies in its peer group follow this standard when reporting the cash cost per pound data. The total cash cost per pound includes operating costs such as mining, processing, administration, smelting and refining, transportation and shipping and the allocation of corporate administration less by-product credits, but excludes depreciation, amortization and depletion and provision for future reclamation expenditures.

The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

Reconciliation of the total cash cost per pound to consolidated financial statements is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2005	2004	2005	2004
Operating costs	$ 28,891	$ 29,484	$ 85,988	$ 31,639
Adjustments
Profit-based royalty	(3,125)	(1,537)	(6,005)	(1,572)
Smelter and treatment charges	15,085	7,125	43,562	8,449
By-product credits	(896)	(772)	(4,073)	(1,203)
Cash operating cost	$ 39,955	$ 34,299	$ 119,472	$ 37,313

Pounds of copper sold (000's)	51,467	43,518	155,617	55,259
Cash cost per pound sold	$ 0.78	$ 0.79	$ 0.77	$ 0.68

LIQUIDITY AND CAPITAL RESOURCES

EuroZinc’s main sources of liquidity have historically been from operating cash flow activities, various debt-financing activities and equity financings.

The Company regularly reviews its capital structure with an overall goal of lowering its cost of capital, while preserving the balance sheet strength and flexibility. This is important due to the cyclical nature of commodity markets, and to ensure access to cash and the capital markets for strategic purposes.

At September 30, 2005 the Company had cash and cash equivalent of $6.0 million compared to $29.2 million at the beginning of the year. The cash reduction results from aggressive repayment of long-term debt. The impact of this strategy was a $48.6 million decrease in the total debt and represents a reduction of 38 percent since the beginning of 2005. The result is a stronger balance sheet with a net debt (long-term debt less cash and cash equivalents) to equity ratio of 0.18 to 1 at the end of the third quarter. Further debt reduction in the fourth quarter is discussed in the outlook section.

The Company expects that cash flow from operations will be sufficient to support the Company’s normal funding requirements on an ongoing basis.

Shareholders’ equity at September 30, 2005 was $196.8 million compared to $137.2 million at the beginning of the year.  A total of 2.7 million shares for proceeds of $0.8 million were issued on the exercise of stock options and share purchase warrants during the third quarter.  A decline in the Euro currency against the US dollar was the primary reason for a $21.6 million change in the currency translation account.

Outstanding Share Information as at November 1, 2005

Common shares

533,590,596

Stock options

17,115,166

Share purchase warrants

15,663,755

Total

566,369,517

Operating Activities

Operating cash flow is affected by the amount of copper sales, the realized copper prices, and operating costs. The overall effect of changes in these and other factors was a $15.1 million increase in operating cash flow (excluding non-cash working capital items as described under “Amendments”) in the quarter compared to the comparable quarter in 2004. However, a significant portion of the Company’s working capital is tied up in accounts receivable as a result of September shipments occurring late in the third quarter.

Investing Activities

The most significant ongoing investing activities are for capital expenditures at the mines. During the quarter the Company spent $6.4 million in capital expenditures for underground mine development activities at the Neves-Corvo mine and for the care and maintenance of the Aljustrel mine.

Financing Activities

Financing activities in the quarter included the repayment of debt obligations totaling $22.6 (number amended as described under “Amendments”) million and the exercise of $0.8 million in stock options and share purchase warrants.

Critical Accounting Estimates

The Critical accounting estimates represent estimates that are highly uncertain and changes in those estimates could materially impact the Company’s financial statements. The following accounting estimates are critical:

•

Amortization of property, plant and equipment and capitalized mining costs;

•

Impairment of long-lived assets;

•

Asset retirement obligations;

•

Measurement of future income tax assets and the assessment of the need to record valuation allowances against those assets; and

•

Valuation of derivative instruments.

OUTLOOK

Management is focused on adding to its production base in a manner that is accretive to its shareholders and is presently focused on implementing zinc production at the Neves-Corvo mine. Zinc production is expected to commence in the second quarter of 2006 and ore processing is currently targeted for 350,000 tonnes of zinc ore annually. The Company also recently initiated a study to determine the costs associated with increasing the throughput of zinc ore to approximately 650,000 tonnes annually. The Company is pursuing an aggressive exploration program in the Iberian Pyrite Belt and expects to spend $10 million for exploration in Portugal over the next 18 months, including mine site exploration at Neves-Corvo and Aljustrel. A portion of this budget will be spent on the Malhadinha and Freixeda concessions granted in October 2005.

The Company is continuing to reduce its total debt through the use of operating cash flow in order to strengthen its financial position to fund future growth opportunities. The Company has repaid $6 million (€5 million) since the end of the third quarter and expects to repay the balance of the revolving credit facility by year end from operating cash flows. Consequently, the only bank debt outstanding at the end of 2005 will be the $32.5 million (€27 million) unsecured bonds, which cannot be repaid before maturity on December 17, 2009.

The Company’s updated Aljustrel feasibility study indicated that the Aljustrel project is technically feasible and all work in this regard has now been completed. The update also indicated that at today’s metal prices the economics of the project are sound. The re-opening of the mine is however contingent on management establishing suitable agreements with labour and government on some outstanding key issues. These issues must be addressed prior to a final decision being taken.

The LME copper price at the beginning of the third quarter was $1.59 per pound and steadily increased to $1.79 per pound at the end of the quarter and averaged $1.70 for the quarter. Although this movement may not be indicative of future trends and volatility, the rise in copper price, coupled with a decline in the Euro currency, has a positive impact on the financial performance of the Neves-Corvo mine. The Company has taken steps to limit its exposure to the fluctuation in the copper price in 2006 through the forward sale of 2,000 tonnes of copper per month for the year at an average price $3,475 per tonne or $1.58 per pound. The Company has also purchased put options on an additional 2,000 tonnes of copper per month at a strike price of $3,000 per tonne or $1.36 per pound with full participation if the copper price is above the strike price. Combined, these forward sales and put options represent approximately 50% of the expected 2006 copper production from the Neves-Corvo mine. The Company also plans to take steps to mitigate its Euro/US dollar exchange risk in 2006 by buying sufficient Euro hedges to cover its Euro based operating costs..

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2005, the Company has adopted Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities (“VIE”). The new standard establishes when a company should consolidate a VIE in its financial statements. AcG-15 provides the definition of a VIE and requires a VIE to be consolidated if a company is at risk of absorbing the VIE’s expected losses, or is entitled to receive a majority of the VIE’s residual returns or both. The adoption of this guideline has not had a material impact on the accounts of the Company.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This report contains assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control that may cause actual results or performance to differ materially from those currently anticipated in such statements.  Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Readers are cautioned not to put undue reliance on these forward-looking statements.

OTHER INFORMATION

Additional information regarding the Company is included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”), respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.